June 10, 2025

Ketan Seth
Chief Executive Officer
Blue Acquisition Corp/Cayman
1601 Anita Lane
Newport Beach, CA 92660

       Re: Blue Acquisition Corp/Cayman
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 2, 2025
           File No. 333-287281
Dear Ketan Seth:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
The Offering
Founders Shares, page 22

1. We note disclosure on page 23 and elsewhere in the filing that "if the non-managing sponsor investors purchase all of the units for which they have expressed interest or otherwise hold a substantial number of units, then they will potentially have different interests than other public shareholders." Please revise to clarify that regardless of the number of units they purchase, non-managing sponsor investors will have different interests than other public shareholders in that they will be incentivized to vote for a business combination due to their indirect interest in founder shares and private share rights.
 June 10, 2025
Page 2

       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Lijia Sanchez, Esq.